UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2015

GERMAN AMERICAN BANCORP, INC.

(Exact name of registrant as specified in its charter)

INDIANA

(State or other jurisdiction of incorporation)

001-15877	35-1547518
(Commission File Number)	(IRS Employer Identification No.)

711 Main Street Box 810 Jasper, Indiana	47546
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 482-1314

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On October 26, 2015, German American Bancorp, Inc., an Indiana corporation (“German American”) and River Valley Bancorp, an Indiana corporation (“River Valley”), entered into an Agreement and Plan of Reorganization (“Agreement”) pursuant to which River Valley agreed to merge with and into German American (the “Merger”). The Agreement provides that River Valley’s wholly-owned banking subsidiary, River Valley Financial Bank, will be merged with and into German American’s wholly-owned banking subsidiary, German American Bancorp, immediately following the Merger. A copy of the Agreement is attached as Exhibit 2.1 and is incorporated herein by reference.

Under the terms of the Agreement, River Valley common shareholders will receive (a) 0.770 shares of German American common stock in a tax free exchange for each share of River Valley common stock, plus (b) a cash payment of $9.90 for each share of River Valley common stock. Any option to acquire a share of River Valley common stock outstanding at the closing of the Merger will be cancelled in exchange for a cash payment equal to (a) $9.90 plus 0.770 multiplied by the “Average GABC Closing Price” (as defined and calculated pursuant to the Agreement), less (b) the applicable exercise price, and less (c) any withholding taxes. The cash payment per outstanding share and outstanding option described above are also subject to reduction in the event the “Effective Time Book Value” (as defined in and calculated pursuant to the Agreement) of River Valley falls below certain thresholds at the time of closing of the Merger.

Based on River Valley’s number of shares of common stock currently outstanding, German American expects to issue approximately 1.94 million shares of its common stock, and pay approximately $25 million in cash, in exchange for all of the issued and outstanding shares of common stock of River Valley. In addition, German American expects to pay approximately $500,000 (based upon the $30.02 per share 20-day volume weighted average price of German American’s common shares ending on October 22, 2015) in cancellation of any outstanding options to acquire River Valley common stock at the time of closing of the Merger.

The Agreement also provides that the Articles of Incorporation of River Valley be amended prior to the closing of the Merger to delete Article 11 of the Articles of Incorporation in its entirety. The shareholders of River Valley will be asked to vote on approval of the Articles of Amendment to the Articles of Incorporation (“Articles of Amendment”) of River Valley along with approval of the Merger.

Consummation of the Merger is subject to approval by federal and state banking regulatory authorities, approval by the shareholders of River Valley and certain other conditions set forth in the Agreement. Assuming such approvals are timely secured, German American expects that the Merger will be completed in the first quarter of 2016.

The Agreement contains (a) customary representations and warranties of German American and River Valley, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements, and compliance with applicable laws, (b) covenants of River Valley to conduct its business in the ordinary course until the Merger is completed; (c) covenants of River Valley to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (d) covenants of German American and River Valley to take, or not to take, certain actions during such period. River Valley has also agreed not to (y) solicit proposals relating to alternative business combination transactions or (z) maintain discussions concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Each party’s obligation to consummate the Merger is subject to various conditions, including (a) receipt of the requisite approval of the holders of River Valley common stock of the Merger and the Articles of Amendment, (b) receipt of regulatory approvals, (c) effectiveness of the registration statement to be filed by German American and NASDAQ listing approval, in each case with respect to the German American common stock to be issued in the Merger, (d) the accuracy of the representations and warranties of the other party, (e) compliance of the other party with its covenants in all material respects, and (f) the absence of a material adverse effect of the other party.

The Agreement contains certain termination rights for German American and River Valley, as the case may be, applicable upon: (i) certain adverse regulatory decisions in relation to the Merger, (ii) if the Merger has not been closed by June 30, 2016; (iii) a failure of the other party to comply with such party’s covenants (subject to certain rights to cure in certain cases) or a breach of the representations and warranties by the other party that would have a material adverse effect on such party; or (iv) if the River Valley shareholders fail to approve the Merger or the Articles of Amendment by the required vote. Under certain circumstances, termination of the Agreement may result in the payment of a termination fee of $3,236,000 by River Valley to German American, as more fully described in the Agreement.

The Boards of Directors of both German American and River Valley have approved the Agreement. The members of the Board of Directors of River Valley and certain of its executive officers have entered into a Voting Agreement pursuant to which they have agreed to vote their shares of River Valley common stock in favor of the Merger. A copy of the Voting Agreement is filed as Exhibit 10.1 and incorporated herein by reference.

The foregoing description of the Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, and, as mentioned above, are incorporated by reference.

Item 7.01.	Regulation FD Disclosure.

On October 26, 2015, German American and River Valley issued a joint press release announcing the execution of the Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the Merger between German American and River Valley, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of German American and River Valley will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected timeframe; the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of German American to complete integration and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and other risks and factors identified in each of German American’s and River Valley’s filings with the Securities and Exchange Commission (“SEC”). Neither German American nor River Valley undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, German American’s and River Valley’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION

Communications in this filing do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The Merger will be submitted to the River Valley shareholders for their consideration. In connection with the Merger, German American will file a Registration Statement on Form S-4 with the SEC that will include a proxy statement of River Valley and a prospectus of German American and other relevant documents concerning the Merger. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about German American and River Valley, without charge, at the SEC’s website (http://www.sec.gov) or for German American, by accessing German American’s Web site (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information” and for River Valley, by accessing River Valley’s Web site (http://www.rvfbank.com) under the tab “About Us” and then under the heading “Stock Price & SEC Filings.” Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or Matthew P. Forrester, President & CEO, River Valley Bancorp, 430 Clifty Drive, Madison, Indiana, 47520, telephone 812-273-4949. River Valley and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of River Valley in connection with the Merger. Information about the directors and executive officers of River Valley is set forth in the proxy statement for River Valley’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 18, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements, Pro Forma Financial Information and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization between German American Bancorp, Inc. and River Valley Bancorp, dated October 26, 2015

10.1	Voting Agreement, dated October 26, 2015, among German American Bancorp, Inc. and certain shareholders of River Valley Bancorp

99.1	Press Release, dated October 26, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.

Date: October 26, 2015	By:	/s/ Mark A. Schroeder
Mark A. Schroeder, Chairman and CEO

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization between German American Bancorp, Inc. and River Valley Bancorp, dated October 26, 2015

10.1	Voting Agreement, dated October 26, 2015, among German American Bancorp, Inc. and certain shareholders of River Valley Bancorp

99.1	Press Release, dated October 26, 2015